Christopher J. Madin Vice President, Corporate Counsel The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

September 15, 2023

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:
PruLife® Custom Premier II submission
Pruco Life Insurance Company (“Pruco Life”)
Pruco Life Variable Universal Account
Registration Statements on Form N-6 Nos. 333-229276, 811-05826
Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”)
Pruco Life of New Jersey Variable Appreciable Account
Registration Statements on Form N-6 Nos. 333-229277, 811-03974

Mr. Zapata:

The purpose of this correspondence is to respond to the Staff comment received telephonically on September 14, 2023. The Staff’s comment relates to the prospectus that was filed on June 30, 2023, for Pruco Life Insurance Company’s PruLife® Custom Premier II (“CPII”) N-6 registration statement (File No. 333-229276). We respond to this comment with the understanding that the same comment and response applies to corresponding portions of the registration statement under file number 333-229277, filed on the same date by Pruco Life Insurance Company of New Jersey.

As directed by the Staff, after filing this correspondence we will proceed with filing post-effective amendments for the N-6 registration statements that will include revised disclosures, required exhibits, and company and separate account financial statements.

Brief Description Of the Contract: Please remove the first sentence of the second paragraph.

Response: This paragraph has been updated as follows:

“~~This prospectus is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client or~~

~~prospective clients. The information is not intended as investment advice and is not a recommendation about managing or investing finances in a variable insurance product.~~ Clients seeking information regarding their particular investment needs should contact a financial professional.”

If you have any questions, please contact me at 860-534-6087.

Very truly yours,

/s/ Christopher J. Madin	September 15, 2023

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey	Date

Via EDGAR